UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number:  000-54634

PEMBINA PIPELINE CORPORATION

(Name of registrant)

3800, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: April 24, 2012	By:	/s/ Jennifer A. Harker
Name: Jennifer A. Harker
Title: Corporate Secretary & Senior Legal Counsel

Form 6-K Exhibit Index

Exhibit No.	Description

99.1	NEWS RELEASE DATED APRIL 24, 2012 – PEMBINA ANNOUNCES OFFER TO PURCHASE SERIES E AND SERIES F 5.75% CONVERTIBLE DEBENTURES

99.2	NOTICE OF CHANGE OF CONTROL AND OFFER TO PURCHASE ALL OUTSTANDING 5.75% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES OF PEMBINA PIPELINE CORPORATION DUE DECEMBER 31, 2017 AND DECEMBER 31, 2018